Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

Extension of the offer period and Amendment of the Offer

Public Tender Offer

by X-Rite, Inc., Michigan, USA

for all publicly held Registered Shares

of Amazys Holding AG, Regensdorf, Switzerland

with a nominal value of CHF 2.40 each

Preliminary Remarks

On 31 January 2006 X-Rite, Inc., (X-Rite) has pre-announced that it will submit a public tender offer (Offer) to the shareholders of Amazys Holding AG (Amazys). On 24 March 2006, X-Rite has published the Offer Prospectus where it was scheduled that the Offer period expired – subject to an extension—on 24 April 2006. The Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) contains the offer prospectus for the Amazys shareholders located in the United States.

The SEC has expressed, unexpectedly to X-Rite, that the Offer should not have been commenced prior to the effectiveness of the Registration Statement on Form S-4 with the SEC. The SEC has informed X-Rite that under U.S. securities laws, Amazys shareholders should not have tendered their Amazys shares in the Offer prior to the effectiveness of the Registration Statement with the SEC. To resolve the questions related to these circumstances, X-Rite is herewith extending the Offer period for 20 trading days. In addition, X-Rite is amending the Offer by granting withdrawal rights to Amazys shareholders. Due to the same circumstances, X-Rite advises the shareholders of Amazys not to tender shares in the Offer until the Registration Statement is effective with the SEC. Once the Registration Statement becomes effective with the SEC, the shareholders of Amazys will have the possibility to tender their shares in the Offer again. An additional extension of the Offer period, that may possibly become necessary, would, if necessary, be announced with the prior approval of the Swiss Takeover Board in time upon the effectiveness of the Registration Statement.

Extension of the Offer period

X-Rite is herewith extending the Offer period by 20 trading days, i.e. until 23 May 2006, 4 PM CEST. The adjusted indicative timetable is shown below.

Amendment of the Offer

X-Rite is herewith amending the Offer as follows:

Section K. “Consummation of the Offer” is complemented at the end of Point 3. “Tendered Amazys Shares” with the following provisions:

Withdrawal Rights of Amazys Shareholders

“Tendered Amazys shares may be withdrawn at any time during the extended Offer period. After the expiry of the extended Offer period, Amazys shareholders will not have any withdrawal rights, i.e. there are no withdrawal rights during the Additional Acceptance Period and until the Settlement Date.

Tendered Amazys shares may be withdrawn during the extended Offer period from the second trading line and re-entered into the first trading line on the SWX Swiss Exchange (Security Number 1 234 182) and traded as before.

To withdraw tendered Amazys shares from the Offer, the shareholders of Amazys should contact their custodian. Shareholders who keep their shares at home and who have already tendered their Amazys shares should contact Lombard Odier Darier Hentsch & Cie to withdraw their shares.

Amazys shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, once the effectiveness of the Registration Statement on Form S-4 has been announced, Amazys shares may be tendered again by complying with the procedures described in the Offer Prospectus.”

Section K. “Consummation of the Offer”, Point 4. “Exchange and Settlement” has the following new wording:

Exchange and Settlement

“A further extension of the Offer period requires the prior consent of the Takeover Board. Assuming that no further extension of the Offer period and no postponement of the Settlement Date occur, the payment of the cash portion of the Offer Consideration and the exchange of Amazys Shares tendered during the Offer period and during the Additional Acceptance Period for New X-Rite Shares and the settlement of the cash amounts to be paid for fractional entitlements will, if the Offer becomes or is declared unconditional (see Section B.9), take place on 23 June 2006.”

Addendum to the report of the Review body pursuant to Art. 25 SESTA

As auditors recognized under the Federal Act on Stock Exchange and Securities Trading (“SESTA”) to review public takeover offers, we have reviewed the extension of the Offer period and the amendment of the Offer as well as the respective publication which is intended to be published on 24 April 2006. In addition to our report dated 22 March 2006 to the Offer Prospectus dated 24 March 2006 we confirm the following:

-	The extension of the Offer period and the amendment of the Offer as well as the respective publication comply with the SESTA and its implementing ordinances;

-	The publication of the amended Offer and the extension of the Offer period is complete and accurate with respect to the disclosure requirements of the SESTA and its implementing ordinances;

-	The recipients of the extended and amended Offer are treated equally;

-	The financing of the Offer is assured and the necessary funds are available also with respect to the extension of the Offer period and the amendment of the Offer;

-	The regulations governing the effects of the pre-announcement of the public takeover offer are complied with also with respect to the extended Offer period and the amended Offer.

DELOITTE AG

Howard Da Silva Dr. Urs Breitenstein

Zurich, 21 April 2006

Adjusted indicative timetable

End of the extended Offer period:	23 May 2006, 4:00 p.m. CEST

Publication of the preliminary interim result*:	24 May 2006

Publication of the definitive interim result*:	30 May 2006

Start of the Additional Acceptance Period*:	30 May 2006

End of the Additional Acceptance Period*:	13 June 2006, 4:00 p.m. CEST

Publication of preliminary end result*:	14 June 2006

Publication of definitive end result*:	16 June 2006

Settlement Date of the share exchange and payment of cash portion including cash payments for any fractional entitlements*:	23 June 2006

The dates mentioned in Sections B.6 – B.8 of the Offer are deemed adjusted accordingly.

[* X-Rite reserves the right, with the prior approval of the Swiss Takeover Board, to extend the Offer period again in accordance with Section B.6 of the Offer Prospectus, in which case the subsequent dates will be postponed.]

Identification

Amazys Holding AG	Security Number	ISIN	Ticker Symbol
Registered shares with a nominal value of CHF 2.40 each	1234182	CH0012341829	AMSN

Tendered registered shares with a nominal value of CHF 2.40 each (second trading line)	2437895	CH0024378959	AMSNE

Financial Advisor:

Tender Agent:

In connection with the Offer, X-Rite has filed with the U.S. Securities and Exchange Commission (the SEC) pursuant to Section 5 of the U.S. Securities Act of 1933, as amended (the Securities Act), a Registration Statement on Form S-4 (as amended and/or supplemented, the Registration Statement) containing the prospectus which is attached to the Offer Prospectus as Exhibit A (U.S. Prospectus). Holders of Amazys Shares located outside of the United States must follow the procedures set forth in the Offer Prospectus, and holders of Amazys Shares located in the United States must follow the procedures set forth in the U.S. Prospectus, to tender Amazys Shares. You may read and copy the U.S. Prospectus at the U.S. SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. The U.S. Prospectus is also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov. The Offer Prospectus and the U.S. Prospectus contain information regarding the Offer, X-Rite and Amazys, and holders of Amazys Shares should read these documents carefully.